February 26, 1998

Board of Directors
Kansas City Southern Industries, Inc.
114 West Eleventh Street
Kansas City, Missouri  64105

Dear Directors:

We have audited the consolidated financial statements included in the Kansas City Southern Industries, Inc. Annual Report on Form 10-K for the year ended December 31, 1997 and issued our report thereon dated February 26, 1998.
Note 1 to the consolidated financial statements describes changes in the Company's method of applying its accounting policy regarding the method of measuring the impairment of goodwill under APB 17 as a result of changing circumstances in the railroad industry and in the Company's structure. The change in this method of measurement relates to the level at which assets are grouped from the business unit level to the individual investment component level within the business unit. At the same time, there were changes in the estimates of future cash flows used to measure the recoverability of goodwill. The effect of the change in the method of applying the accounting principle is inseparable from the changes in estimate. Accordingly the combined effects are reported as a change in estimate. It should be understood that the preferability of one acceptable method of applying this policy over another has not been addressed in any authoritative accounting literature and in arriving at our opinion expressed below, we have relied on management's business planning and judgment. Based on our discussions with management and the stated reasons for the change, we believe that such change represents, in your circumstances, the adoption of a preferable alternative method of applying your accounting policy regarding the impairment of goodwill in conformity with Accounting Principles Board
Opinion No. 20.

Yours very truly,

/s/ Price Waterhouse LLP